DK SINOPHARMA, INC.
DONGXING BUILDING, 4TH FLOOR
NO.1 XINKE ROAD,
XI’AN, THE PEOPLE’S REPUBLIC OF CHINA 710043

April 27, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg – Senior Assistant Chief Accountant
Mary Mast – Senior Staff Accountant
Vanessa Robertson – Staff Accountant

Re:          DK Sinopharma, Inc.
Form 10-K for the Fiscal Year ended September 30, 2009
Forms 8-K and 8-K/A filed May 10, 2010 and May 21, 2010
Form 10-Q for the Quarterly Period ended June 30, 2010
File No. 333-156302

Ladies and Gentlemen:

As per the oral conversation between the reviewing Staff of the Commission and the Company’s outside legal counsel on April 25, 2011, DK Sinopharma, Inc. (the “Company”) acknowledges receipt of the Staff’s letter dated March 17, 2011 (the "Comment Letter") relating to the Form 10-K for the fiscal year ended September 30, 2009 (the “2009 10-K”), the Forms Form 8-K and Form 8-K/A filed on May 10, 2010 and May 21, 2010, respectively (collectively, the “8-K”) and the Forms 10-Q and 10-Q/A for the quarterly period ended June 30, 2010 (collectively, the “June 2010 10-Q”).  While the Comment Letter requests a response from the Company within ten business days of the Comment Letter, as set forth in the Company’s Current Report on Form 8-K filed with the Commission on April 12, 2011, the Company’s independent auditors resigned its engagement with the Company effective April 8, 2011.  The Company will not be in a position to respond to the Comment Letter until such time as the Company’s engages a new independent auditor.

Very truly yours,

By:	/s/ Dongke Zhao
Dongke Zhao
Chief Executive Officer

cc:           Marc Ross, Sichenzia Ross Friedman Ference LLP